KEVIN A. O’LEARY	Direct Dial No. 804/330-1102
Vice President,	Telefax No. 804/330-1777
Chief Financial Officer	E-mail: kevin.oleary@tredegar.com
and Treasurer

December 21, 2012

By EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Mr. John Cash, Branch Chief
Division of Corporation Finance

Re:	Tredegar Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed March 2, 2012
File No. 1-10258

Dear Mr. Cash:

As Vice President, Chief Financial Officer and Treasurer of Tredegar Corporation, a Virginia corporation, I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. Kevin O’Leary, dated December 11, 2012.  When used in this letter, the “Company,” “we,” “us,” and “our” refer to Tredegar Corporation.

Set forth below are the responses of the Company to the comments of the Staff.  For convenience of reference, each Staff comment is reproduced in italics, numbered to correspond with the paragraph numbers assigned in the December 11, 2012 comment letter, and is followed by the corresponding response of the Company.

1100 Boulders Parkway  •  Richmond, Virginia  23225  •  (804) 330-1000

U.S. Securities and Exchange Commission
December 21, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Film Products, page 19

1.
We note that you have cited multiple factors which resulted in changes in your results of operations.  To the extent practicable, in future filings please enhance your disclosures to quantify how much each factor impacted your results of operations.

Response
We acknowledge the Staff’s comment and confirm that in future filings, to the extent practicable, we will quantify the impact on segment net sales and operating profit from ongoing operations for each of the factors noted.

Corporate Expenses, Interest and Income Taxes, page 21

2.	Please provide to us an explanation for the significant contributors impacting the effective tax rate and enhance future filings to include a more robust discussion of such factors.

Response
As noted in our Annual Report on Form 10-K for the year ended December 31, 2011 (“2011 Form 10-K”), the effective tax rate used to compute income taxes from continuing operations was 26.7% in 2011 compared with 33.7% in 2010.  The change in the effective tax rate for 2011 versus 2010 primarily reflected the recognition of estimated tax benefits related to the 2011 divestiture of our film products subsidiary in Italy, partially offset by the effect on income taxes from the reduction in 2010 of the estimated value of a dividend received from a foreign subsidiary and the impact of non-deductible acquisition-related expenses in 2011 associated with the acquisition of Terphane Holdings LLC (“Terphane”) by Film Products.  The impact of the change in the estimated value of a dividend received from a foreign subsidiary is reflected in “Changes in estimates related to prior year tax provision” in our effective tax rate reconciliation on page 74 of our 2011 Form 10-K.

We acknowledge the Staff’s comment and confirm that in future filings we will enhance our disclosures of the significant factors impacting the change in the effective tax.  For example, in response to the Staff’s comment, we would revise our discussion of the change in the effective tax rate for 2011 versus 2010 on page 21 of our 2011 Form 10-K as follows:

The effective tax rate used to compute income taxes from continuing operations was 26.7% in 2011 compared with 33.7% in 2010 primarily as a result of the recognition of estimated tax benefits related to the 2011divestiture of our film products subsidiary in Italy, partially offset by the effect on income taxes from the reduction in 2010 of the estimated value of a dividend received from a foreign subsidiary and the impact of non-deductible acquisition-related expenses in 2011 associated with the acquisition of Terphane by Film Products.  Factors impacting our effective tax rate for 2011 and 2010 are further detailed in the effective income tax rate reconciliation provided in Note 16 beginning on page 73.  The impact of the change in the estimated value of a dividend received from a foreign subsidiary is reflected in “Changes in estimates related to prior year tax provision” in the effective income tax rate reconciliation.

U.S. Securities and Exchange Commission
December 21, 2012

Critical Accounting Policies, page 22
Impairment and Useful Lives of Long-Lived Identifiable Assets and Goodwill, page 22

3.
We note your disclosure on page 50 which indicates that the estimated fair value of the goodwill of Polyethylene and Polypropylene Films exceeded the carrying value by a “wide-margin.”  In future filings please quantify the percentage by which fair value exceeds book value or indicate that fair value substantially exceeds book value, if appropriate.  Please also provide similar disclosures for the goodwill associated with PET Films in future filings.

Response
We acknowledge the Staff’s comment and confirm that in future filings we will quantify the percentage by which fair value exceeds book value for all of our reporting units or indicate that fair value substantially exceeds book value, if appropriate.  In 2011, the estimated fair value of the Polyethylene and Polypropylene Films reporting unit exceeded the carrying value of its net assets by 78%, which we have deemed to be substantial.  Therefore, for example, in response to the Staff’s comment, we would revise the disclosure on page 50 (Note 1) of our 2011 Form 10-K as follows:

We estimate the fair value of our reporting units using discounted cash flow analysis and comparative enterprise value-to-EBITDA multiples.  The goodwill of Polyethylene and Polypropylene Films continues to be tested for impairment at the annual testing date, with the estimated fair value of this reporting unit substantially exceeding the carrying value of its net assets.  The goodwill of PET Films is associated with the October 2011 acquisition of Terphane Holdings LLC (“Terphane”).  As the acquisition was completed in the fourth quarter, the fair value of the PET Films reporting unit is equal to the corresponding carrying value.

U.S. Securities and Exchange Commission
December 21, 2012

Financial Condition, page 28

4.
To the extent that cash held outside of the US is material to your liquidity, in future filings please (i) enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents at the end of your reporting period, (ii) address the potential impact on your liquidity of having this cash outside the United States and (iii) include a statement, if true, that you would need to accrue and pay taxes if such foreign cash was repatriated.

Response
We acknowledge the Staff’s comment and confirm that in future filings we will enhance our liquidity disclosures in the Financial Conditions section of Management’s Discussion and Analysis of Financial Condition and Results of Operations to (i) quantify the amount of foreign cash and cash equivalents at the end of our reporting period, (ii) address the potential impact on our liquidity of having this cash outside the United States, and (iii) include a statement that we would need to accrue and pay taxes if such foreign cash was repatriated.  For example, in response to the Staff’s comment, we would revise our disclosure in the third paragraph on page 31 (under the contractual obligations table) of our 2011 Form 10-K as follows:

We believe that existing borrowing availability, our current cash balances and our cash flow from operations will be sufficient to satisfy our working capital, capital expenditure and dividend requirements for the foreseeable future.   At December 31, 2011, we had cash and cash equivalents of $68.9 million, including funds held in locations outside the U.S. of $42.3 million. We accrue U.S. federal income taxes on unremitted earnings of all foreign subsidiaries except Terphane Ltda. (a subsidiary of Terphane).  Deferred U.S. federal income taxes have not been provided on the undistributed earnings for Terphane Ltda. because of our intent to permanently reinvest these earnings.  The cumulative amount of untaxed earnings was $1 million at December 31, 2011.  We would be required to accrue taxes if we chose to repatriate cash balances from Terphane Ltda., and we would be required to pay taxes if any of the $42.3 million in cash balances held at our foreign subsidiaries was repatriated.

U.S. Securities and Exchange Commission
December 21, 2012

Notes to the Financial Statements
4.  Business Segments, page 57

5.	In future filings please disclose revenues by product line. Please refer to ASC Topic 280-10-50-40.

Response
We acknowledge the Staff’s comment and confirm that in future filings we will enhance our segment disclosures to reflect revenues by product line consistent with the guidance in ASC Topic 280-10-50-40.  For example, we anticipate that will add the following chart to our business segments footnote (Note 4 in the 2011 Form 10-K) in our Annual Report on Form 10-K for the year ended December 31, 2012:

		Net Sales by Product Group
(In Thousands)		2012	2011	2010
Film Products:
Personal care materials	$	xxx	$352,376	$358,597
Protective films		xxx	69,452	85,451
Flexible packaging films		xxx	28,256	-
Packaging films		xxx	67,282	61,148
Films for other markets		xxx	18,174	15,553
Subtotal		xxx	535,540	520,749
Aluminum Extrusions:
Nonresidential building & construction		xxx	166,229	134,467
Residential building & construction		xxx	31,444	29,554
Distribution		xxx	14,700	9,793
Transportation		xxx	13,176	15,058
Machinery & equipment		xxx	5,665	2,571
Consumer durables		xxx	4,784	3,532
Electrical		xxx	4,394	4,664
Subtotal		xxx	240,392	199,639
Total	$	xxx	$775,932	$720,388

Prior to November 2012, we also reported net sales for an additional reportable business segment, Other.  The Other segment was comprised solely of the operating results of Fallings Springs, LLC (“Falling Springs”) after the operations of Bright View Technologies Corporation were incorporated into Film Products in the first quarter of 2012.  On November 20, 2012, we sold our membership interests in Falling Springs to Arc Ventures, LC.  Consequently, net sales for the Other segment will be reclassified to discontinued operations in the fourth quarter of 2012.  The table above reflects this reclassification.

U.S. Securities and Exchange Commission
December 21, 2012

In connection with your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 330-1102.

Sincerely,

/s/ Kevin A. O’Leary

Kevin A. O’Leary

Vice President, Chief Financial
Officer and Treasurer

cc:           Nancy M. Taylor
Donald T. Cowles
A. Brent King
W. Lake Taylor, Jr.
Frasier W. Brickhouse, II